Ballard Power Systems Inc.

News Release

Ballard and IdaTech Sign Supply Agreement for Extended Runtime Solution in Backup Power Market

For Immediate Release – July 18, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) and IdaTech LLC today announced they have signed a three-year supply agreement under which Ballard will provide a fuel cell product for integration into IdaTech’s next generation of ElectraGen™ system. This will create 3kW and 5kW methanol-fuelled backup power solutions offering days (rather than hours) of extended runtime capability, suitable for a broad range of sites within the wireless telecom industry.

“This supply agreement for ElectraGen™ enhances our position as fuel cell supplier of choice in the industry,” said John Sheridan, Ballard’s President and CEO. “And, integration of our fuel cells into higher power backup power products will help accelerate adoption of fuel cells by wireless telecom service providers.”

The ElectraGen™ product has been in trials with several wireless telecom companies having a need to deploy backup power solutions in remote locations with extended runtime capability. Following validation of product performance, Ballard’s fuel cell product will be integrated into the next generation 3kW and 5kW ElectraGen™ units, with commercial release scheduled for 2009. Ballard and IdaTech believe there is potential for up to 5,000 product shipments over the full term of the agreement.

A key to providing long runtime capability is the use of an alternative fuelling approach in which IdaTech’s reforming technology generates on-demand high purity hydrogen from liquid methanol. Backup power solutions utilizing this fuel cell technology deliver a number of significant advantages over conventional batteries and diesel generators, including: higher reliability over a wide range of operating conditions; lower maintenance costs; longer operating life; reduced size, weight, installation footprint and environmental impact.

Hal Koyama, IdaTech’s Chief Executive Officer stated, “We are witnessing substantial interest in a fuel cell solution addressing extended runtime backup power requirements within the wireless telecom industry. The decision to use Ballard’s fuel cells in higher power backup products demonstrates our confidence in the associated technical performance, reliability and cost advantages. This contract also builds on our prior commitment to use Ballard’s fuel cells in our 250 watt iGen™ power supply product for backup and auxiliary power solutions.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Guy McAree
604-412-7919
guy.mcaree@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.